Amendment
                       Plan and Agreement of Distribution
                               (Class A, B and C)
                                 April 14, 2005

The Plan and Agreement of Distribution between the Registrant(s) on behalf of its Fund(s) and American Express Financial Advisors, Inc. (AEFA), the principle underwriter of the Fund, is amended as follows. All other provisions of the agreement remain in full force and effect.

    1. This plan and the portion of it constituting the agreement are separate and have the respective separate termination provisions set forth in Rule 12b-1 (iii) and (iv).

    2. Paragraph four (4) is deleted in its entirety and replaced with, "The fee under this agreement will be equal as shown in Schedule A."

    3. The last sentence of paragraph eleven (11) is deleted and replaced with, "The Plan shall continue until terminated by action of the members of the Fund's board who are not interested persons of the Fund and have no direct or indirect financial interest in the operations of the Plan, and the related Agreement will terminate automatically in the event of its assignment as that term is defined in the Investment Company Act."

    4. In Schedule A, the last paragraph is deleted in its entirety and replaced with, "For Class B and Class C shares, the fee under this agreement will be equal on an annual basis to 1.00% of the average daily net assets of the Funds attributable to Class B shares and Class C shares, respectively. Of that amount, 0.75% shall be reimbursed for distribution expenses. The amount so determined shall be paid to AEFA in cash within five (5) business days after the last day of each month. The additional 0.25% shall be paid to AEFA to compensate AEFA, financial advisors and servicing agents for personal service to shareholders and maintenance of shareholder accounts. The amount so determined shall be paid to AEFA in cash within five (5) business days after the last day of each quarter."

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

AXP DISCOVERY SERIES, INC.
       AXP Inflation Protected Securities Fund
AXP SECTOR SERIES, INC.
       AXP Real Estate Fund




/s/ Leslie L. Ogg
------------------
    Leslie L. Ogg
    Vice President


AMERICAN EXPRESS FINANCIAL ADVISORS, INC.




/s/ Paula R. Meyer
-------------------
    Paula R. Meyer
    Senior Vice President and General Manager - Mutual Funds